Exhibit (j)

Consent of Independent Registered Public Accounting Firm

The Shareholders and Board of Trustees of

Grail Advisors ETF Trust:

We consent to the use of our report dated December 24, 2009, incorporated herein by reference, with respect to the financial statements of the Grail Advisors ETF Trust, comprised of the Grail Advisors American Beacon Large Cap Value ETF, RP Growth ETF, RP Focused Large Cap Growth ETF, RP Technology ETF, and RP Financials ETF  as of October 31, 2009, and to the references to our firm under the headings “Financial Highlights” and “Other Service Providers” in the Prospectus and under the heading “Accounting and Legal Service Providers - Independent Registered Public Accounting Firm” in the Statement of Additional Information.

/s/ KPMG

Philadelphia, Pennsylvania

February 26, 2010